Exhibit 99

Ontario Corporation Number For Ministry Use Only A l'usage exclusif du ministere Minist re des services gouvernementaux Ministry of -· a.overnment Services Ontano CERTIFICATE This is to certify that these articles are effective on CERTiFICAT Cecicert;lie que 1es presents statuts entrant en vlgueur le MAY1 1 MAl, 2011 ................................;·i#;/1!''''''''''''''''''@' ·;·"' !J,-. /#1/ & ,nr · :>ort!cteur . Busines& Corporations Act I Lo. sur les soc•etes par actions Denomination sociale actuelle de Ia societe (ecrire en LETIRES MAJUSCULES SEULEMENT) : Act 07119 (2011/05) © Queen's Printer for Ontario, 2011/ © lmprimeur de Ia Reine pour !'Ontario, 2011 Page 1 of/de 2 Form 3 Business Corporations Formule 3 Loi surles societas par actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETIERS) 2.The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETIERS) Nouvelle denomination sociale de Ia societe (s'il y a lieu) (ecrire en LETIRES MAJUSCULES SEULEMENT) : 3.Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2010112/31 (Year, Month, Day) (annee, mois, jour) 4. Complete only if there is a change In the number of directors or the minimum I maximum number of directors. II taut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change. Number of directors is/are: minimum and maximum number of directors is/are: Nombre d'administrateurs :nombres minimum et maximum d'administrateurs : Number minimum and maximum Nombre minimum et maximum or ou 5. The articles of the corporation are amended as follows: Les statuts de Ia societe sont modifies de Ia fac;:on suivante : Resolved as a special resolution that the articles of the corporation be amended to remove the Corporate Constitution contained in Section 10 thereof. M A G N A I N T E R N A T I 0 N A L I N c . Numero de Ia societe en Ontario I 84103

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dOment autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les societes par actions. 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le 2016/05/05 (Year, Month, Day) (anm\e, mois, jour) These articles are signed in duplicate. Les presents statuts son!signes en double exemplaire. MAGNA INTERNATIONAL INC. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de Ia societe de l'article un a Ia page une). By/ Par: Vice-President and Corporate Secretary (Description of Office) (Fonction) (Signature) (Signature) 07119 (2011/05) Page 2 of/de 2